805 KING FARM BLVD.
ROCKVILLE, MD 20850

October 2, 2024

Via Electronic Filing

U.S. Securities and Exchange Commission
Division of Trading and Markets
Office of Market Supervision
100 F Street, N.E.
Washington, DC 20549

Re: Amendments to Form 1

Dear Sir or Madam:

Enclosed please find an amendment to Exhibit I of the Form 1 applications pursuant to Rule 6a-2 under the Securities Exchange Act of 1934 reflecting amendments made to Exhibit I that is on file for The Nasdaq Stock Market LLC ("NASDAQ"), Nasdaq BX, Inc. ("BX"), Nasdaq GEMX, LLC ("GEMX"), Nasdaq ISE, LLC ("ISE"), Nasdaq PHLX, LLC ("Phlx"), Nasdaq MRX, LLC ("MRX"), (collectively, the "Exchanges").

If you have any questions, please do not hesitate to contact Sun Kim, Associate General Counsel at (646) 420-7816 or sun.kim@nasdaq.com.

Sincerely,

Sun Kim

Sun Kim
Associate General Counsel

Enclosures

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed 10/02/2024	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Nasdaq, PHLX, LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box):
151 W. 42 Street, New York, NY

24003448

3. Provide the applicant's mailing address (if different):
Office of General Counsel
805 King Farm Blvd., Rockville, MD 20850

4. Provide the applicant's business telephone and facsimile number:
301.978.8400 (Telephone) 301.978.8472 (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:
Sun Kim, Associate General Counsel, 1-646-420-7816
(Name) (Title) (Telephone Number)

6. Provide the name and address of counsel for the applicant:
John Zecca
805 King Farm Blvd.
Rockville, MD 20850

7. Provide the date applicant's fiscal year ends: December 31, 2024

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 12/15/2005 (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized:

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 10/02/2024 (MM/DD/YY)

John A. Zecca for Nasdaq, PHLX, LLC (Name of applicant)

By: Date: 2024.10.02 15:07:48 -04'00' (Signature)

John A. Zecca, EVP and Chief Legal Officer (Printed Name and Title)

Subscribed and sworn before me this ______ day of ______ (Month), ______ (Year) by ______ (Notary Public)

My Commission expires ______ County of ______ State of ______

Based upon relief from the Commision staff and difficulties arising from Covid-19, The Nasdaq Stock Market, LLC is making this filing without notarization.

Consolidated Financial Statements

Nasdaq PHLX LLC and Subsidiary
Year Ended December 31, 2023
With Report of Independent Accountants

Nasdaq PHLX LLC and Subsidiary

Consolidated Financial Statements

Year Ended December 31, 2023

Contents

Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

Building a better working world

Report of Independent Auditors

The Board of Directors and Member
Nasdaq PHLX LLC and Subsidiary

Opinion

We have audited the consolidated financial statements of Nasdaq PHLX LLC and Subsidiary (the "Company"), which comprise the consolidated balance sheet as of December 31, 2023, and the related consolidated statements of income, comprehensive income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free of material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

EY
Building a better working world

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Ernst & Young LLP

October 1, 2024

Nasdaq PHLX LLC and Subsidiary

Consolidated Balance Sheet

December 31, 2023
(In Thousands)

Assets		
Cash and cash equivalents	$	9
Receivables, net		28,876
Goodwill		503,610
Intangible assets, net		242,995
Investment in the OCC		148,560
Property and equipment, net		18,652
Operating lease asset		13,807
Receivable from Nasdaq, Inc., net		20,519
Other assets		25,096
Total assets	$	1,002,124
Liabilities and member's equity		
Section 31 fees payable to the SEC	$	11,253
Accrued personnel costs		6,308
Accounts payable and accrued expenses		8,995
Deferred tax liability, net		85,085
Operating lease liability		27,727
Accrued retirement obligation		19,188
Other accrued liabilities		7,937
Total liabilities		166,493
Member's equity		
Total member's equity		835,631
Total liabilities and member's equity	$	1,002,124

See accompanying notes to consolidated financial statements.

Nasdaq PHLX LLC and Subsidiary

Consolidated Statement of Income

Year Ended December 31, 2023
(In Thousands)

Revenues:	
Market Services	$ 377,021
Capital Access Platforms	14,183
Financial Technology	21,360
Other revenue	524
Total revenues	413,088
Transaction-based expenses	
Transaction rebates	(229,769)
Brokerage, clearance, and exchange fees	(44,738)
Total transaction-based expenses	(274,507)
Revenues less transaction-based expenses	138,581
Operating expenses:	
Compensation and benefits	18,922
Depreciation and amortization	13,687
Regulatory	4,237
Occupancy	11,161
Computer operations and data communications	3,220
Provision for bad debts	2,386
Professional and contract services	737
Marketing	945
General, administration, and other	5,534
Total operating expenses	60,829
Operating income	77,752
Income from investment in Options Clearing Corporation (“OCC”)	10,205
Income before income taxes	87,957
Provision for income taxes	14,329
Net income	$ 73,628

See accompanying notes to consolidated financial statements.

Nasdaq PHLX LLC and Subsidiary

Consolidated Statement of Comprehensive Income

Year Ended December 31, 2023
(In Thousands)

Net income:	73,628
Other comprehensive income:	
Employee benefit plans:	
Employee benefit plan loss	(2,076)
Income tax benefit	519
Total other comprehensive loss, net of tax	(1,557)
Comprehensive income	$ 72,071

See accompanying notes to consolidated financial statements.

Nasdaq PHLX LLC and Subsidiary

Consolidated Statement of Changes in Member's Equity

Year Ended December 31, 2023
(In Thousands)

	Accumulated Other Comprehensive Gain, Net	Retained Earnings	Member's Equity	Total Member's Equity
Balance at January 1, 2023	$ 1,609	$ 769,278	$ 124,673	$ 895,560
Net income		73,628		73,628
Employee benefit plan adjustments, net of tax	(1,557)	—	—	(1,557)
Dividend Distribution	—	(132,000)	—	(132,000)
Balance at December 31, 2023	$ 52	$ 710,906	$ 124,673	$ 835,631

See accompanying notes to consolidated financial statements.

Nasdaq PHLX LLC and Subsidiary

Consolidated Statement of Cash Flows

Year Ended December 31, 2023
(In Thousands)

Cash flows from operating activities	
Net income	$ 73,628
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	13,687
Share-based compensation	2,242
Provision for bad debts	2,386
Income from unconsolidated investee	(10,205)
Deferred taxes, net	(7,924)
Net change in operating assets and liabilities:	
Receivables, net	27,826
Receivable from Nasdaq, Inc.	65,913
Operating lease asset	9,115
Other assets	(8,796)
Accounts payable and accrued expenses	6,132
Section 31 fees payable to the SEC	(32,729)
Accrued personnel costs	(205)
Accrued retirement obligation	(2,654)
Operating lease liability	(2,554)
Other liabilities	1,570
Net cash provided by operating activities	137,432
Cash flows from investing activities	
Purchases of property and equipment	(5,434)
Net cash used in investing activities	(5,434)
Cash flows from financing activities	
Dividend to parent	(132,000)
Net cash used in financing activities	(132,000)
Net change in cash and cash equivalents	(2)
Cash and cash equivalents at beginning of period	11
Cash and cash equivalents at end of period	$ 9
Supplemental disclosure of cash flow information	
Cash paid for income taxes to Nasdaq Inc.	$ 22,043

See accompanying notes to consolidated financial statements.

1. Organization and Operations

Nasdaq PHLX LLC (the “Exchange”, “PHLX” or “we”), is a registered national securities exchange in the United States (“U.S.”) owned and operated by Nasdaq, Inc. (“Nasdaq” or the “Parent”) and its liability is limited to the balance of its capital account. The Exchange provides facilities for the trading of equity option, index option, and foreign currency option products for its members. In addition, the Exchange operates PSX, a cash equities market.

The Stock Clearing Corporation of Philadelphia (“SCCP”) is the Exchange’s wholly owned subsidiary. SCCP ceased clearing operations on December 31, 2008 and is currently an inactive entity. The Exchange and SCCP are subject to regulatory oversight by the Securities and Exchange Commission (“SEC”).

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements, which include the accounts of PHLX and its wholly owned subsidiary, are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), as codified in the Accounting Standards Codification (“ASC”) and set forth by the Financial Accounting Standards Board (“FASB”). All intercompany accounts and transactions have been eliminated in consolidation. The Exchange’s significant accounting policies are as follows.

The accompanying consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the period presented. These adjustments are of a normal recurring nature.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and the disclosures of contingent amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash held in banks and all non-restricted highly liquid investments with original maturities of three months or less at the time of purchase. Cash equivalents are carried at cost plus accrued interest, which approximates fair value due to the short-term maturities of these investments. At December 31, 2023, the Exchange held no cash equivalents.

Receivables, Net

The Exchange's receivables are primarily related to monthly transaction fees and member fees. Receivables are shown net of allowances for credit losses. The allowance is maintained at a level that management believes to be sufficient to absorb expected losses over the life of our accounts receivable portfolio. The allowance is increased by the provision for bad debts which is charged against operating results and decreased by the amount of charge-offs, net of recoveries.

The allowance is primarily based on an aging methodology. This method applies loss rates based on historical loss information which is disaggregated and, as deemed necessary, is adjusted for other factors and considerations that could impact collectability. Additionally, we consider corporate default rate averages over an extended period compared to the period covered by our historical loss data and include an adjustment to historical loss percentages for current conditions and expected future conditions if necessary.

In circumstances where a specific customer's inability to meet its financial obligations is known (i.e., bankruptcy filings), PHLX determines whether a specific provision for bad debts is required. Accounts receivable are written-off against the allowance for uncollectible accounts when collection efforts cease. Due to changing economic, business and market conditions, management reviews the reserve for uncollectible accounts periodically and makes changes to the reserve through the provision for bad debts as appropriate. If circumstances change (i.e., higher than expected defaults or an unexpected material adverse change in a major customer's ability to pay), the Exchange's estimates of recoverability could be reduced by a material amount. The total allowance for uncollectible accounts netted against receivables on the Consolidated Balance Sheet at December 31, 2023 was immaterial.

Investment in the OCC

We account for our investment in the OCC under the equity method of accounting. The equity method of accounting is used when PHLX owns 20% to 50% of the outstanding voting stock of a company and when PHLX is able to exercise significant influence over the operating and financial policies of a company. PHLX records its pro-rata share of earnings or losses each period and records any dividends as a reduction in the investment balance. PHLX evaluates its investment in the OCC for other-than-temporary declines in value by considering a variety of factors such as the earnings capacity of the investment and the fair value of the investment compared to its carrying amount. If the estimated fair value of the investment is less than the carrying amount and management considers the decline in value to be other than temporary, the excess of the carrying amount over the estimated fair value is recognized in the financial statements as an impairment. See Note 3, "Equity Method Investment," for further discussion of PHLX's equity method investment.

Property and Equipment, Net

Property and equipment, including leasehold improvements, are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are recognized using the straight-line method over the estimated useful lives of the related assets, which range from 2 to 5 years for data processing equipment, and 5 to 10 years for furniture and equipment. Amortization of capitalized software is recognized using the straight-line method over the estimated useful lives of the software, generally 5 to 10 years. Leasehold improvements are amortized over the lesser of the remaining lease term or their estimated useful life. See Note 5, "*Property and Equipment, Net*" for further discussion.

The Exchange also assesses potential impairments to its property and equipment when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying amount of property and equipment is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Any required impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value and is recorded as a reduction in the carrying amount of the related asset and a charge to operating results.

Goodwill

Goodwill represents the excess of purchase price over the value assigned to the net assets, including identifiable intangible assets, of a business acquired. Goodwill is assessed for impairment annually in the fourth quarter of our fiscal year using carrying amounts as of October 1, or more frequently if conditions exist that indicate that the asset may be impaired, such as changes in the business climate, poor indicators of operating performance or the sale or disposition of a significant portion of our business. When testing goodwill for impairment, we have an option of first performing a qualitative assessment to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount as the basis to determine if it is necessary to perform a quantitative impairment test. If we choose not to complete a qualitative assessment, or if the initial assessment indicates it is more likely than not that the carrying value of a reporting unit exceeds its respective fair value, a quantitative goodwill test is required. In performing the quantitative test, we compare the fair value of the reporting unit with the respective carrying amount. If the carrying amount of the reporting unit exceeds the respective fair value, an impairment charge is recognized in an amount equal to the difference, limited to the total amount of goodwill allocated to the reporting unit.

The Exchange has concluded that, for purposes of its goodwill impairment test, it has a single reporting unit. The Exchange completed the required annual impairment test, which determined that goodwill was not impaired for the year ended December 31, 2023. Future disruptions to our business and events, such as prolonged economic weakness or unexpected significant declines in operating results of our business, may result in goodwill impairment charges in the future.

Intangible Assets, Net

Intangible assets primarily include exchange registration, customer relationships, and trade names. The exchange registration and trade names have indefinite lives. Intangible assets with finite lives, such as customer relationships, are amortized on a straight-line basis over their average estimated useful lives which is 10 to 30 years.

The estimated useful life of customer relationships is determined based on an analysis of the historical attrition rates of customers and an analysis of the legal, regulatory, contractual, competitive, economic, or other factors that limit the useful life of customer relationships.

For finite-lived intangible assets subject to amortization, impairment is assessed when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. An impairment loss is recognized when the carrying amount of the long-lived asset exceeds its fair value and is not recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset.

Intangible assets deemed to have indefinite useful lives are not amortized but instead are tested for impairment at least annually and more frequently whenever events or changes in circumstances indicate that the fair value of the asset may be less than its carrying amount. Similar to goodwill impairment testing, PHLX tests for impairment of indefinite-lived intangible assets during the fourth quarter of its fiscal year using carrying amounts as of October 1.

Supplemental Executive Retirement Plan and Postretirement Benefit Plan

The Parent administers a nonqualified Supplemental Executive Retirement Plans (“SERP”) for certain key executives and a postretirement benefit plan. New participation in the plans ceased effective January 1, 2008. See Note 7, “Employee Benefits,” for further discussion.

The Exchange accounts for the SERP and the postretirement benefit plan under ASC 715, *Compensation-Retirement Benefits*.

Leases

At inception, we determine whether a contract is or contains a lease. As of December 31, 2023, we have operating leases which are real estate leases for general office space. These leases have varying lease terms with remaining maturities ranging from 5 months to 10 years. Operating lease balances are included in Operating lease asset and Operating lease liability in our Consolidated Balance Sheet as of December 31, 2023. As of December 31, 2023, we do not have any finance leases.

Operating lease assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. Since our leases do not provide an implicit rate, we use our incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date in determining the present value of lease payments. The operating lease asset also includes any lease payments made and excludes lease incentives. Our lease terms include options to extend or terminate the lease when we are reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. Certain of our lease agreements include rental payments adjusted periodically for inflation based on an index or rate. These payments are included in the initial measurement of the operating lease liability and operating lease asset. However, rental payments that are based on a change in an index or a rate are considered variable lease payments and are expensed as incurred.

We have lease agreements with lease and non-lease components, which are accounted for as a single performance obligation to the extent that the timing and pattern of transfer are similar for the lease and non-lease components and the lease component qualifies as an operating lease. We do not recognize lease liabilities and operating lease assets for leases with a term of 12 months or less. We recognize these lease payments on a straight-line basis over the lease term. These costs are included in *Occupancy* in the Consolidated Statement of Income. See Note 10, “Commitments and Contingencies,” for further discussion.

We review our operating lease assets for potential impairment when there is evidence that events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. We fully impair our lease assets for locations that we vacate with no intention to sublease. See Note 10, “Commitment and Contingencies,” for further discussion of our operating leases.

Revenue Recognition and Transaction-based Expenses

<u>Contract Balances</u>

Substantially all our revenues are considered to be revenues from contracts with customers. We do not have obligations for warranties, returns or refunds to customers. For the majority of our contracts with our customers, our performance obligations are short-term in nature and there is no significant variable consideration. We do not have revenues recognized from performance obligations that were satisfied in prior periods. We do not provide disclosures about transaction price allocated to unsatisfied performance obligations if contract durations are less than one year.

Revenue Recognition

Our primary revenue contract classifications are described below, which represent those that depict similar economic characteristics of the nature, amount, timing and uncertainty of our revenues and cash flows.

Market Services

Transaction-based trading includes cash equity trading and equity derivative trading revenues. PHLX charges transaction fees for trades executed on the exchange, as well as on orders that are routed to and executed on other market venues. Transaction fees are based on trading volumes for trades executed on the exchange. PHLX satisfies its performance obligation for trading services upon the execution of a customer trade, as trading transactions are substantially complete when they are executed and we have no further obligation to the customer at that time. Transaction-based trading fees can be variable and are based on trade volume tiered discounts. Transaction revenues, as well as any tiered volume discounts, are calculated and billed monthly in accordance with our published fee schedules. We also pay liquidity payments to customers based on our published fee schedules. We use these payments to improve the liquidity on our markets and therefore recognize those payments as a transaction-based expense.

For cash equity trading and equity derivative trading, we credit a portion of the per share execution charge to the market participant that provides the liquidity. We record these credits as transaction rebates that are included in transaction-based expense in the Consolidated Statement of Income. These transaction rebates are paid on a monthly basis and the amounts due are included in *Accounts payable and accrued expenses* in the Consolidated Balance Sheet.

PHLX pays Section 31 fees to the SEC for supervision and regulation of securities markets. We pass these costs along to our customers through our cash equity and equity derivative trading fees. We collect the fees as a pass-through charge from organizations executing eligible trades on our exchange and we recognize these amounts in transaction-based expenses when incurred. Since the amount recorded as revenues is equal to the amount recorded as transaction-based expenses, there is no impact on our revenues less transaction-based expenses.

Under our Limitation of Liability Rule and procedures, we may, subject to certain caps, provide compensation for losses directly resulting from the systems' actual failure to correctly process an order, quote, message or other data into our platform. We do not record a liability for any potential claims that may be submitted under the Limitation of Liability Rule unless they meet the provisions required in accordance with U.S. GAAP. As such, losses arising as a result of the rule are accrued and charged to expense only if the loss is probable and estimable.

We provide market participants with a wide variety of alternatives for connecting to and accessing our markets for a fee. These participants are charged monthly fees for connectivity and support in accordance with our published fee schedules. These fees are recognized on a monthly basis when the performance obligation is met. Revenues for providing access to our markets, connection services and monthly exchange membership and registration fees are recognized on a monthly basis as the service is provided.

Market Services revenue also includes revenues earned from the Exchange's participation in the Consolidated Tape A and B as well as the Unlisted Trading Privileges ("UTP") revenue sharing plan ("UTP Plan"). The Nasdaq Stock Market LLC, an affiliate of the Exchange, operates as the exclusive Securities Information Processor of the UTP Plan for the collection, consolidation, and dissemination of best bid and offer information and last transaction information from markets that quote and trade in Nasdaq-listed securities. After deducting costs, as permitted under the revenue sharing provision of the UTP Plan, the UTP Plan administrator distributes the tape revenues to the respective UTP Plan participants, including PHLX.

PHLX also earns revenues from the sale of the Exchange's trade and quote information through the Options Price Reporting Authority, LLC ("OPRA"). The Exchange earns a portion of OPRA's net income based on its pro rata share of industry volume. OPRA revenue is recorded monthly on a trade date basis.

Capital Access Platforms

Market Data

Capital Access Platforms collects, processes, and creates information and earns revenues as a distributor of its own data, as well as select third-party content. The Exchange provides varying levels of quote and trade information to market participants and to data distributors, who in turn sell subscriptions for this information to the public. The Exchange earns revenues primarily based on the number of data subscribers and distributors of its data. U.S. market data revenues are recognized on a monthly basis in *Capital Access Platforms* on the Consolidated Statement of Income. These revenues, which are subscription based, are recognized over the term of the subscription since the customer receives and consumes the benefit as PHLX provides the service.

Financial Technology

Our trade management services provide market participants with a wide variety of alternatives for connecting to and accessing our markets for a fee. Our marketplaces may be accessed via a number of different protocols used for quoting, order entry, trade reporting and connectivity to various data feeds.

Other Revenue

Other revenues are primarily composed of regulatory fees, which include fines, from parties that are members of the Exchange. Fines are recognized as they are assessed to the member.

Share-Based Compensation

The Exchange is part of a share-based compensation program that provides Nasdaq's Board of Directors broad discretion in creating employee equity incentives. As such, share-based compensation is allocated to the Exchange from the Parent. Accounting for share-based compensation requires the measurement and recognition of compensation expense for all equity awards based on estimated fair values. PHLX generally recognizes compensation expense for equity awards on a straight-line basis over the requisite service period of the award. See Note 8, "Share-Based Compensation," for further discussion.

Income Taxes

The Exchange's operating results are included in the consolidated federal income tax return and certain state income tax returns filed by Nasdaq. The Exchange uses the asset and liability method to provide income taxes on all transactions recorded in the consolidated Nasdaq financial statements. The Exchange also files separate tax returns in certain states. Deferred tax assets and liabilities are determined based on differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities (i.e., temporary differences) and are measured at the enacted rates that are expected to be in effect when these differences are realized. If necessary, a valuation allowance is established to reduce deferred tax assets to the amount that is more likely than not to be realized.

In order to recognize and measure the Exchange's unrecognized tax benefits, management determines whether a tax position is more-likely-than-not to be sustained upon examination of Nasdaq, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets the recognition thresholds, the position is measured to determine the amount of benefit to be recognized for the portion of its share in the consolidated financial statements. Interest and penalties related to income tax matters are recognized in the *Provision for incomes taxes* on the Consolidated Statement of Income.

3. Equity Method Investment

The carrying amount of PHLX's equity method investment totaled $148.6 million as of December 31, 2023 and is included in *Investment in the OCC* on the Consolidated Balance Sheet. As of December 31, 2023, PHLX's equity method investment consisted solely of its 20% equity interest in the OCC. For the year ended December 31, 2023, we recorded $10.2 million included in *Income from investment in OCC* in the Consolidated Statement of Income.

4. Goodwill and Intangible Assets

On July 24, 2008, Nasdaq completed the acquisition of PHLX. Nasdaq's cost to acquire PHLX was approximately $707.5 million ($652.0 million cash paid plus approximately $11.8 million of direct acquisition costs and $43.7 million of working capital adjustments).

Goodwill

At December 31, 2023, goodwill relating to the acquisition was $503.6 million. There were no changes to goodwill during the year ended December 31, 2023.

The Exchange completed the required annual impairment test, which determined that goodwill was not impaired for the year ended December 31, 2023. Future disruptions to our business and events, such as prolonged economic weakness or unexpected significant declines in operating results of our business, may result in goodwill impairment charges in the future.

Intangible Assets

The Exchange completed its annual impairment test during 2023 and determined that its indefinite-lived intangible assets were not impaired. Finite-lived intangible assets are assessed for impairment upon certain "triggering events" and impairment is recognized if the carrying amount is not recoverable and the carrying amount exceeds the fair value of the intangible asset. For the year ended December 31, 2023, no impairment was recorded with respect to finite-lived intangible assets.

As of December 31, 2023, the deferred tax liability related to PHLX's assets is $62 million. The deferred tax liability represents the tax effect of the difference between the estimated assigned fair value of the acquired intangible assets ($326.0 million) less accumulated book amortization ($83 million) through December 31, 2023 and the tax basis ($0) of such assets, using the U.S. statutory tax rate of 25.5%.

The following table presents details of the Exchange's total purchased intangible assets, both finite- and indefinite-lived:

	December 31, 2023		
	Gross Carrying Amount	**Accumulated Amortization**	**Net Intangible Assets**
		(In Millions)	
Finite-lived intangible assets			
Customer relationships	$ 112.9	$ (83.0)	$ 29.9
Total finite-lived intangible assets	$ 112.9	$ (83.0)	$ 29.9
Indefinite-lived intangible assets			
Exchange and futures registrations	$ 206.7	$ —	$ 206.7
Trade names	6.4	–	6.4
Total indefinite-lived intangible assets	$ 213.1	$ —	$ 213.1
Total intangible assets	$ 326.0	$ (83.0)	$ 243.0

Amortization expense for purchased finite-lived intangible assets was $5.4 million for the year ended December 31, 2023.

The estimated future amortization expense of purchased intangible assets as of December 31, 2023, is as follows (in millions):

2024	$ 5.4
2025	5.4
2026	5.4
2027	5.4
2028	5.4
2029 and thereafter	2.9
Total	$ 29.9

Property and Equipment, Net

The Exchange's property and equipment comprises the following:

	December 31, 2023
	(In Millions)
Software, internally developed / acquired	$ 34.3
Furniture, equipment, and leasehold improvements	23.7
Total property and equipment	58.0
Less – accumulated depreciation and amortization	(39.3)
Total property and equipment, net of accumulated depreciation	$ 18.7

The Exchange follows the provisions of ASC 350-40, "Internal-Use Software", which requires entities to capitalize direct internal and external costs that meet certain capitalization criteria. Accordingly, the Exchange capitalized $5.5 million of costs during the year ended December 31, 2023, included in *Property and equipment, net* on the Consolidated Balance Sheet. At December 31, 2023, unamortized capitalized software development was $8.3 million.

For the year ended December 31, 2023, capitalized software amortization expense was $2.2 million, while total depreciation expense relating to all other property and equipment was $1.6 million. These amounts are included in *Depreciation and amortization expense* on the Consolidated Statement of Income.

6. Income Taxes

The Exchange's operating results are included in the consolidated federal income tax return and certain state and local income tax returns filed by Nasdaq. For these jurisdictions, the Exchange computes its provision for income taxes by applying the rate applicable to the consolidated Nasdaq group to the Exchange's own taxable income. With respect to each taxable period for which a consolidated or unitary return is filed by Nasdaq, which includes the Exchange, Nasdaq shall pay to and has the right to receive from the Exchange an amount based on the Exchange's stand-alone operating results using the tax rate applicable to Nasdaq. Additionally, the Exchange also files separate tax returns in certain states that are tax based on the tax rate applicable to the Exchange.

The Exchange's income tax provision (benefit) consists of the following amounts:

	Year ended December 31, 2023 (*in Millions*)
Current:	
Federal	$ 17.8
State and local	4.2
Total current income taxes	22.0
Federal	(0.7)
State and local	(7.0)
Total deferred income taxes	(7.7)
Total provision for income taxes	$ 14.3

A reconciliation of the U.S. federal statutory rate to the Exchange's effective tax rate is as follows:

	Year ended December 31, 2023
Federal	21.0%
State and local income tax rate, net of federal effect	4.3
Tax rate changes	-8.4
Other	-0.6
Effective tax rate	16.3%

As of December 31, 2023, the net deferred tax liability balance is $85.1 million, comprised of $100.3 million deferred tax liabilities and $15.2 million deferred tax assets. These amounts primarily relate to amortization of acquired intangible assets and differences between book and tax basis of investments, partially offset by compensation expenses and lease liability. As it is more likely than not that the deferred tax asset will be utilized in later years, no valuation allowance is required.

As of December 31, 2023, there are no unrecognized tax benefits.

Nasdaq's federal income tax return is under audit for tax year 2018 and is subject to examination by the Internal Revenue Service for tax years 2020 through 2022. Several state tax returns are currently under examination by the respective tax authorities for the years 2014 through 2022.

7. Employee Benefits

Postretirement Benefit Plan

The Exchange provides a postretirement benefit plan covering employees of PHLX and its subsidiary. The Exchange provides defined benefits that are based primarily on years of service, monthly base salary in effect on January 1 of each plan year, and age on the date the benefit is received. The postretirement benefit plan provides certain health care and life insurance benefits for retired employees. There are no new entrants into the health care plan. All employees who terminate and are retirement eligible can elect to opt into the retiree life insurance.

The accumulated postretirement benefit obligation at December 31, 2023 was $4.4 million and is included in *Accrued retirement obligation* on the Consolidated Balance Sheet. The unrecognized actuarial gain at December 31, 2023 was $0.5 million and is included in *Accumulated Other Comprehensive Gain (Loss), Net* within total member's equity on the Consolidated Balance Sheet.

The weighted-average assumptions used to determine obligations at December 31, 2023 were as follows:

Weighted-average assumptions used to determine obligations at December 31, 2023:	
Discount rate	4.90%
Rate of compensation increase	N/A

Weighted-average assumptions used to determine net periodic benefit cost for year ended December 31, 2023:	
Discount rate	5.15%
Expected long-term return on plan assets	N/A
Rate of compensation increase	N/A

The Exchange sets the discount rate assumption annually for its retirement-related benefit plan at the measurement date to reflect the yield of high-quality fixed-income debt instruments.

The Exchange's net periodic other postretirement benefits costs include a recognized net actuarial gain of $11.1 thousand.

The following assumed benefit payments, which reflect expected future service, as appropriate, are expected to be paid in the next ten fiscal years as follows (in millions):

Fiscal year ended:		
2024	$	0.3
2025		0.3
2026		0.4
2027		0.3
2028		0.3
2029–2032		1.3
	$	2.9

Supplemental Executive Retirement Plan

The Exchange maintains nonqualified Supplemental Executive Retirement Plans ("SERP") for certain key executives. The SERP is unfunded. The funded status of the SERP (in millions) is as follows:

Benefit obligation, end of year	$	10.7
Change in plan assets		
Fair value of plan assets, beginning of year		—
Employer contributions		1.2
Benefits paid		(1.2)
Fair value of plan assets, end of year		—
Unfunded status end of year	$	10.7

The accumulated benefit obligation for the SERP at December 31, 2023 was $10.9 million which is included in *Accrued retirement obligation* on the Consolidated Balance Sheet. The unrecognized actuarial loss at December 31, 2023 was $0.4 million and is included in Accumulated Other Comprehensive Gain (Loss), Net within total member's equity on the Consolidated Balance Sheet. Weighted-average assumptions used to determine benefit obligations at December 31, 2023:

Discount rate	4.90%
Rate of compensation increase	N/A

Weighted-average assumptions used to determine net periodic benefit cost for year ended December 31, 2023:

Discount rate	5.15%
Expected long-term return on plan assets	N/A
Rate of compensation increase	N/A

The Exchange sets the discount rate assumption annually for its retirement-related benefit plan at the measurement date to reflect the yield of high-quality fixed-income debt instruments.

The Exchange's net periodic SERP cost includes the following components (in millions):

Interest cost	$	0.5
Recognized net actuarial loss		(1.6)
Net periodic benefit cost	$	(1.1)

The following assumed benefit payments, which reflect expected future service, as appropriate, are expected to be paid in the next ten fiscal years as follows (in millions):

Fiscal year ended:		
2024	$	1.2
2025		1.2
2026		1.1
2027		1.1
2028		1.1
2029–2033		4.6
	$	10.2

As part of the Exchange acquisition on July 24, 2008, the Exchange accrued for future tax liabilities to be incurred by certain senior executives related to future SERP payouts. At December 31, 2023, the Exchange had a remaining payable of $4.1 million, which is included in *Accrued retirement obligation* on the Consolidated Balance Sheet.

Savings Plan

The Exchange also participates in a voluntary defined contribution 401(k) plan that covers substantially all of the Exchange and its subsidiary's employees. Employer contributions to this 401(k) plan were $0.6 million during the year ended December 31, 2023, and are included in *Compensation and benefits* on the Consolidated Statement of Income.

8. Share-Based Compensation

The Exchange is part of a share-based compensation program that provides Nasdaq's Board of Directors broad discretion in creating employee equity incentives. As such, share-based compensation is allocated to us from Nasdaq. Share-based awards, or equity awards, granted under this program include stock options, restricted stock and Performance Stock Units ("PSUs").

PSUs are based on performance measures that impact the amount of shares that each recipient will receive upon vesting. Prior to April 1, 2020, there were two performance-based long-term PSU programs for certain officers, a one-year performance-based program and a three-year cumulative performance-based program that focuses on Total Shareholder Return ("TSR"). Effective with new equity awards issued on April 1, 2020, to better align the equity programs for eligible officers, the one-year performance-based program was eliminated and all eligible officers participate in the three-year cumulative performance-based program. The performance periods are complete for all PSUs granted under the one-year performance-based program and all shares underlying these PSUs are fully vested.

Under the three-year performance-based program, each eligible individual receives PSUs with a three-year cumulative performance period that vest at the end of the performance period. Compensation cost is recognized over the three-year vesting period, taking into account an estimated forfeiture rate, regardless of whether the market condition is satisfied, provided that the requisite service period has been completed. Performance will be determined by comparing Nasdaq's TSR to two peer groups, each weighted 50.0%. The first peer group consists of exchange companies, and the second peer group consists of all companies in the S&P 500. Nasdaq's relative performance ranking against each of these groups will determine the final number of shares delivered to each individual under the program. The payout under this program will be between 0.0% and 200.0% of the number of PSUs granted and will be determined by Nasdaq's overall performance against both peer groups. However, if Nasdaq's TSR is negative for the three-year performance period, regardless of TSR ranking, the payout will not exceed 100.0% of the number of PSUs granted. The Exchange estimates the fair value of PSU's granted under the three -year PSU program using the Monte Carlo simulation model, as these awards contain a market condition.

In April 2024, there were three-year Synergy PSUs offered to certain eligible employees. Under the three-year performance-based program, an eligible employee could receive a target grant of PSUs but could receive from 0.0% to 200.0% depending on the achievement of performance measures (e.g actual synergy result). Compensation cost is recognized over the three-year performance period, taking into account an estimated forfeiture rate, The grant date fair value of PSUs is based on the closing price of Nasdaq stock at the date of grant less the present value of future cash dividends.

The Exchange grants restricted stock to most active employees. The grant date fair value of restricted stock awards is based on the closing price of Nasdaq stock at the date of grant less the present value of future cash dividends. Restricted stock awards granted to employees below the manager level generally vest 33.3% on the first anniversary of the grant date, 33.3% on the second anniversary of the grant date, and 33.3% on the third anniversary of the grant date. Restricted stock awards granted to employees at or above the manager level generally vest 33.3% on the second anniversary of the grant date, 33.3% on the third anniversary of the grant date, and 33.3% on the fourth anniversary of the grant date. The Exchange recognizes compensation expense for restricted stock awards on a straight-line basis over the requisite service period of the award, taking into account an estimated forfeiture rate. Stock options are also time-based and expire ten years from the grant date, vesting ratably over a four-year period.

The following table shows the total share-based compensation expense allocated to the Company from Nasdaq resulting from equity awards for the year ended December 31, 2023 included in *Compensation and benefits* on the Consolidated Statement of Income:

	Year Ended December 31, 2023
	(In thousands)
Share-based compensation expense before income taxes	$ 2,242
Income tax benefit	(569)
Total share-based compensation expense after income taxes	$ 1,673

At December 31, 2023, $4.0 million of total unrecognized compensation cost related to restricted stock and PSUs are expected to be recognized over a weighted-average period of 1.7 years.

9. Related-Party Transactions

PHLX engages in related party transactions with the Parent and its affiliates. Third party revenues earned by PHLX are collected on its behalf by the Parent resulting in receivables from affiliated companies. Additionally, expenses incurred by PHLX are settled on its behalf by the Parent or the Parent's other wholly-owned subsidiaries and allocated through intercompany charges resulting in payables to affiliated companies.

Substantially all expenses of the Exchange are settled on the Exchange's behalf by Nasdaq and are charged to the Exchange, at cost, through intercompany charges. Included in *Compensation and benefits* is the compensation for the employees charged to the Exchange in the amount of $18.9 million.

Occupancy costs are based on leases and adjusted for allocations to/from Nasdaq based on a corporate allocation model based on usage by entity. The Exchange allocated $1.4 million in expenses for the year ended December 31, 2023, which is included in *Occupancy* on the Consolidated Statement of Income.

PHLX, its Parent, and affiliates share certain services such as accounting, finance, legal, and other administrative support. Expenses related to these shared services are allocated to the Exchange and its affiliates through intercompany charges based on an allocation model. These expenses represent amounts related to the Exchange's proportionate share of each expense incurred. Expenses allocated to the Exchange totaled $6.0 million for the year ended December 31, 2023, and are included on the Consolidated Statement of Income.

The Exchange incurs expenses relating to equities and options contracts routed to other external and internal venues on behalf of the Exchange by NES, a routing broker-dealer subsidiary of the Parent, resulting in payables to affiliated companies. PHLX incurred $2.2 million in transaction fees from NES for options contracts and equity shares routed away from PHLX. The Exchange also earns transaction and access fees from NES for equities and options contracts routed to PHLX, resulting in amounts receivable from affiliated companies. PHLX assessed $1.6 million in transaction and access fees to NES for options contracts and equity shares routed to PHLX.

A Regulatory Services Agreement exists between PHLX, The Nasdaq Stock Market LLC ("EXCH"), NASDAQ BX Inc. ("BX"), Nasdaq ISE, LLC ("ISEL), Nasdaq GEMX, LLC ("GEMX"), and Nasdaq MRX, LLC ("MRX") that allows one Self-Regulatory Organization ("SRO") to use the services of another SRO and its staff. Services are provided without cost or expense to the individual SRO.

At December 31, 2023, $20.5 million remained in *Receivable from Nasdaq, Inc.* All affiliates are ultimately wholly-owned by Nasdaq. It is the intent and ability of management to settle all intercompany balances between Nasdaq and its wholly-owned subsidiaries, such as the Exchange, on a net basis, as Nasdaq serves as the master financing entity for all wholly-owned subsidiaries. In addition, all intercompany transactions are guaranteed by Nasdaq and are settled in accordance with Nasdaq's intercompany settlement policy. The

Exchange records all transactions to and from affiliates, including tax, subject to the netting arrangement into a single account.

10. Commitment and Contingencies

Regulatory Matters

SROs in the securities industry are an essential component of the regulatory structure of the Securities Exchange Act of 1934 (the “Exchange Act”), for providing fair and orderly markets and protecting investors. The Exchange Act and the rules thereunder impose on the SROs many regulatory and operational responsibilities, including the day-to-day responsibilities for market and broker-dealer oversight. In general, an SRO is responsible for regulating its members through the adoption and enforcement of rules and regulations governing the business conduct of its members. A Regulatory Services Agreement exists between PHLX, EXCH, ISEL, GEMX, MRX, and BX that allows one SRO to use the services of another SRO and its staff. Services are provided without cost or expense to the individual SRO.

The Exchange is subject to SEC oversight, as prescribed by the Exchange Act, including periodic and special examinations by the SEC. The Exchange is also potentially subject to regulatory or legal action by the SEC or other interested parties at any time in connection with alleged regulatory violations. The Exchange is also subject to Section 17 of the Exchange Act, which imposes record-keeping requirements, including the requirement to make records available to the SEC for examination. The Exchange has been subject to a number of routine reviews and inspections by the SEC or other third parties in the ordinary course and in connection with settlements with the SEC. To the extent such actions or reviews and inspections result in regulatory or other changes, the Exchange may be required to modify the manner in which it conducts its business, which may adversely affect its business.

The Financial Industry Regulation Authority (“FINRA”) provides regulatory services to the markets operated or regulated by the Exchange, including the regulation of trading activity and surveillance and investigative functions. The Exchange has a limited direct regulatory role in conducting real-time market monitoring, options surveillance, rulemaking and some membership functions through the Exchange’s MarketWatch department. The Exchange refers suspicious trading behavior discovered by its regulatory staff and all other employees of the markets operated or regulated by the Exchange to FINRA for further investigation.

Under our Limitation of Liability Rule and procedures, the Exchange, subject to certain caps, provides compensation for losses directly resulting from the trading systems’ actual failure to correctly process an order, quote, message or other data into our platform. The Exchange does not record a liability for any potential claims that may be submitted under the Limitation of Liability Rule unless they meet the provisions required in accordance with U.S. GAAP. As such, losses arising as a result of the rule are accrued and charged to expense only if the loss is probable and estimable. The Limitation of Liability Rule and procedures apply to both cash equity and derivative trading in the aggregate. There was no liability for potential claims recorded on the Consolidated Balance Sheet as of December 31, 2023.

General Litigation

PHLX may be involved in litigation arising in the normal course of business. PHLX is not a party to any litigation that management believes could have a material adverse effect on PHLX's business, financial condition, or operating results. Consequently, no legal reserve has been recorded or is deemed necessary as of December 31, 2023.

Operating Leases

We have operating leases which are real estate leases for general office space. The following table provides supplemental balance sheet information related to the Exchange's operating leases:

Balance Sheet Classification	**December 31, 2023**
	(In millions)
Assets:	
Operating lease asset	$ 13.8
Liabilities:	
Operating lease liability	$ 27.7

The following table summarizes the Exchange's lease cost:

	Year Ended December 31, 2023
	(In millions)
Operating lease cost	$ 3.4
Variable lease cost	2.0
Sublease income	(0.4)
Total lease cost	$ 5.0

In the first quarter of 2023, we initiated a review of our real estate and facility capacity requirements due to our new and evolving work models. As a result of this ongoing review, we recorded impairment charges of $11.6 million in 2023 of which $7.0 million related to operating lease asset impairment and exit costs and is included in occupancy expense in the Consolidated Statements of Income and $4.6 million related to impairment of leasehold improvements, which are recorded in depreciation and amortization expense in the Consolidated Statements of Income. We fully impaired our lease assets for locations that we vacated with no intention to sublease. Substantially all of the property, equipment and leasehold improvements associated with the vacated leased office space were fully impaired as there are no expected future cash flows for these items.

The following table reconciles the undiscounted cash flows for each of the first five years and total of the remaining years to the operating lease liabilities recorded in our consolidated balance sheet:

	December 31, 2023
	(In millions)
2024	$ 3.6
2025	3.7
2026	3.6
2027	3.7
2028	3.8
2029 and thereafter	16.1
Total lease payments	34.5
Less: interest	(6.8)
Present value of lease liabilities	$ 27.7

The following table provides information related to the Exchange's lease term and discount rate:

	December 31, 2023
Weighted average remaining lease term (in years)	8.9
Weighted-average discount rate	5.0%

For the year ended December 31, 2023, the cash paid for amounts included in the measurement of operating lease liabilities was $4.0 million.

11. Risks and Uncertainties

PHLX's market participants operate in a highly regulated industry. The SEC and other regulatory authorities could impose regulatory changes that could adversely impact the ability of PHLX's market participants to use its markets. Regulatory changes by the SEC or other regulatory authorities could result in the loss of a significant number of market participants or a reduction in trading activity on the exchange.

The markets in which PHLX competes are characterized by rapidly changing technology, evolving industry standards, frequent enhancements to existing products and services, the adoption of new services and products and changing customer demands. PHLX may not be able to keep up with rapid technological and other competitive changes affecting its industry. For example, PHLX must continue to enhance its electronic trading platforms to remain competitive, and its business will be negatively affected if its electronic trading platforms fail to function as expected. If PHLX is unable to develop its electronic trading platforms to include other products and markets, or if its electronic trading platforms do not have the required functionality, performance, capacity, reliability and speed required by its business, as well as by its customers, PHLX may not be able to compete successfully. Further, its failure to anticipate or respond adequately to changes in technology and customer preferences, or any significant delays in product development efforts, could have a material adverse effect on its business, financial condition and operating results.

PHLX is exposed to credit risk related to transaction, access, and market data services that are billed to customers on a monthly basis, in arrears. PHLX's potential exposure to credit losses on these transactions is represented in the *Receivables, net* balance on the Consolidated Balance Sheet. PHLX customers are financial institutions whose ability to satisfy their contractual obligations may be impacted by volatile securities markets. On an ongoing basis, management reviews and evaluates changes in the status of the counterparty's creditworthiness. Credit losses such as those described above could adversely affect PHLX's consolidated financial position and results of operations.

PHLX's business is subject to extensive regulation. Under current U.S. federal securities laws, changes in the rules and operations of PHLX's markets, including its pricing structure, must be reviewed and in many cases explicitly approved by the SEC. The SEC may approve, disapprove, or recommend changes to proposals that PHLX submits. In addition, the SEC may delay either the approval process or the initiation of the public comment process. Any delay in approving changes, or the altering of any proposed change, could have an adverse effect on PHLX's business, financial condition and operating results. PHLX must compete not only with Alternative Trading Systems, known collectively as dark pools, that are not subject to the same SEC approval process but also with other exchanges that may have lower regulation and surveillance costs than it. There is a risk that trading will shift to exchanges that charge lower fees because, among other reasons, they spend significantly less on regulation.

In May 2020, the SEC adopted a rule to require changes to the governance of securities information processors. In December 2020, the SEC adopted a rule to modify the infrastructure for the collection, consolidation and dissemination of market data for exchange-listed national market stocks. If either or both of these rules are fully implemented, they may adversely affect our revenues. The timing for the implementation of these rules is currently unknown, and we believe they may take two to three years to fully implement. If the rules are ultimately implemented as set forth in their adopting releases, demand for certain of our proprietary tape share data products may be reduced, or we may have to reduce our pricing to compete with other entrants into the market for consolidated data.

In 2016, the SEC approved a plan to establish a market-wide consolidated audit trail ("CAT") to improve regulators' ability to monitor trading activity. In addition to increased regulatory obligations, implementation of a consolidated audit trail has resulted in significant additional expenditures, including to implement the new technology to meet any plan's requirements. Creating CAT has required the development and implementation of complex and costly technology. This development effort has been funded by the SROs (including PHLX) in exchange for promissory notes that PHLX expects to be repaid at such time that the SEC approves the assessment of fees for the funding of CAT. The SEC could determine not to approve the assessment of such fees in which case some or all of the promissory notes would not be repaid. In addition, the ongoing failure to timely launch or properly operate such technology exposes PHLX and other exchanges to SEC fines.

During 2019, the CAT NMS Plan switched its plan processor. As a result, various matters culminated in a decision that it was probable that PHLX would not be able to recover all of the funds paid to the prior plan processor and that the receivable related to the promissory notes was impaired. Accordingly, the Exchange recorded a $2.4 million provision for the promissory notes for the year ended December 31, 2023 and the amount is included in *Provision for bad debts* on the Consolidated Statement of Income. At December 31, 2023, PHLX holds $24.3 million, net of reserve of $14.5 million, in promissory notes from CAT NMS, LLC and the amount due is included in *Other assets* on the Consolidated Balance Sheet.

12. Fair Value of Financial Instruments

The Exchange's financial assets and financial liabilities are recorded at fair value or at amounts that approximate fair value. The carrying amounts reported on the Consolidated Balance Sheet for *Cash and cash equivalents* approximate fair value based on the on-demand nature. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including *Receivables, net*, *Receivable from Nasdaq, Inc.*,*Other assets*, *Accounts payable and accrued expenses*, *Accrued personnel costs*, *Section 31 fees payable to the SEC*, *Payable to Nasdaq, Inc.*, and *Other accrued liabilities*, are reported at their contractual amounts, which approximate fair value. Our investment in OCC is accounted for under the equity method of accounting. See “Equity Method Investment” in note 3 for further discussion

13. Subsequent Events

The Exchange has evaluated subsequent events through June 18 2024, the date the financial statements were available to be issued, and has determined that no subsequent events have occurred that would require disclosure in the financial statements or accompanying notes.